UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 11, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 05, 2004  -  Acquisitions



                                                                5th October 2004


                       BUNZL EXPANDS OUTSOURCING SERVICES

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired the disposable consumables and packaging distribution business of Cospak in Australia.

The business, which is principally based in Newcastle, New South Wales and Perth, distributes a variety of products to the foodservice, cleaning & hygiene and industrial packaging sectors and had sales of A$35 million in the year ended 30 June 2004. Net assets acquired at completion are estimated to be A$4.9 million.

Further to the announcement made on 31 August 2004, Bunzl also announces that it has completed the acquisition of TSN in the US.

Commenting on these acquisitions, Anthony Habgood, Chairman of Bunzl said:

"I am delighted to announce the purchase of Cospak's distribution business and the completion of the acquisition of TSN.

Cospak's business complements our existing successful Australian business and deepens our penetration there. TSN is an excellent business which significantly expands our presence in the growing convenience store sector in North America."


Enquiries:

Bunzl plc:                                         Finsbury:
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  October 11, 2004                By:__/s/ Anthony Habgood__

                                              Title:   Chairman